SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: 18 November 2004

NATIONAL GRID TRANSCO plc

(Registrant's Name)

1-3 Strand
London
WC2N 5EH
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F        [ X ]                              Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

              Yes                                                        No     [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID TRANSCO plc

By: s/ David C. Forward
Name: David C Forward
Title: Assistant Secretary

Date: 18 November 2004

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934

Announcement sent to the London Stock Exchange on 18 November 2004:

National Grid Transco plc ('NGT')
1-3 Strand
London
WC2N 5EH
United Kingdom
________________________________________________________________

Announcement:

'National Grid Transco plc
-Results for the six months ended 30 September 2004'

National Grid Transco
2004/05 Half Year Results
_____________________________________________________________________________

18 November 2004
National Grid Transco plc
Results for the six months ended 30 September 2004

Strong earnings growth. Positive outlook.

  Strong operating performance, particularly from the US
  Underlying earnings per share up 10%
  Sale of four UK gas distribution networks at a substantial premium to RAV on track
  Crown Castle UK - performance and integration progressing well
  Planned £2 billion return of value
  Planned 20% increase in total dividend for the year - 7% increase in interim dividend

Financial highlights - £ million (except where indicated) Six months ended 30 September

2004		2003 - restated (Note A)	% change
Underlying business results (Note B)
Operating profit - constant currency basis (Note C)	771	753	2
Operating profit - actual exchange rate	771	783	(2)
Pre-tax profit	394	373	6
Earnings	296	267	11
Earnings per share	9.6p	8.7p	10

Statutory results
Operating profit	633	583	9
Pre-tax profit	289	439	(34)
Earnings	215	387	(44)
Earnings per share *	7.0p	12.6p	(44)

Dividend per share	8.5p	7.91p	7

Underlying Business Results exclude goodwill amortisation and exceptional items. For notes A, B and C - see REVIEW OF GROUP RESULTS below. * Statutory EPS last year included 7.4p exceptional gain related to the EPIC bond.

Sir John Parker, Chairman, said:

"We have delivered another robust operating performance across the Group, particularly from our US business. We have continued to drive strong growth in underlying earnings per share, up 10% over the same period last year.

"In addition, during the period we reached agreement to sell four of our UK gas distribution networks. These sales will realise a substantial premium to the regulatory asset values of the networks, deliver our desired shape for the UK gas distribution business going forward and enable a £2 billion return of value to our shareholders and repayment of £2.3 billion of debt following their completion. We have also completed the acquisition of Crown Castle UK, creating the UK's leading independent provider of wireless infrastructure services.

"In the light of our outlook for the full year and our confidence in the Group's longer term prospects, we plan to increase our total dividend for the year by 20%, subject to the completion of the network sales. This will bring dividend growth of nearly 40% since the merger of Lattice with National Grid. From this higher dividend level, we will then maintain our target of 7% annual dividend growth over the three years to March 2008."

OVERVIEW

A strong operational performance across the Group, particularly from our US business, drove the growth in the Group's underlying operating profit, which increased by £18m (2%) on a constant currency basis to £771m. This was despite our planned £52m increase in expenditure on the replacement of UK gas mains ("repex") in UK gas distribution, which represents the great majority of the expected full year increase. Group underlying profit before tax increased by 6% to £394m, and underlying earnings per share grew 10% to 9.6p.

In the US, we reduced controllable costs by £25m to a level that is 15% below that at March 2002 in real terms. Building on the long term rate agreements we have in the US, we have now successfully completed the interim review of our Rhode Island regulatory rate plan, delivering immediate customer benefits whilst retaining a return on equity, including incentives, approaching 12%, with the opportunity to deliver further benefits from outperformance. Last month, we reached agreement with our labour union in New York on a new 42 month labour contract and look forward to delivering the benefits that this will bring. This, together with last year's agreement with our New England unions, enables us to still further increase productivity through more efficient working practices alongside additional benefits in terms of safety and service standards.

In the UK, we continued our record of strong operating performance in both the transmission and distribution businesses. Following the agreement to sell four of our UK gas distribution networks, we are now implementing the next stage of our "Way Ahead" programme within the retained UK gas distribution business. We have made good progress towards obtaining the required regulatory approvals to complete the sales, and anticipate completion in the second calendar quarter of 2005. With expected cash proceeds of £5.8bn, the sales will crystallise a 20% premium to the March 2004 regulatory asset value (14% to our estimated March 2005 regulatory asset value) and represent a further major step in value creation. They deliver our desired shape for the UK gas distribution business going forward and enable both a £2bn return of value to our shareholders and repayment of £2.3bn of debt following their completion.

During the period, we invested £900m (including repex) in our businesses. We also completed the acquisition of the UK assets of Crown Castle International Corp. ("Crown Castle UK") for £1.1bn in August and its performance and integration with Gridcom in the UK are progressing well.

These results reflect National Grid Transco's core strengths of operational performance, the management of regulation and disciplined capital management and reinforce our confidence in our business going forward. While we are announcing a 7% increase in the interim dividend, we intend (subject to completion of the network sales) to increase the ordinary dividend by 20% for the current year, a near 40% increase over the past 2 years. From this higher dividend level, we will continue to pursue our target of annual dividend growth of 7% until March 2008.

REVIEW OF GROUP RESULTS

Turnover from continuing activities was £3.8bn, down £0.2bn on the same period last year, mainly reflecting the weaker US Dollar/GBP exchange rate.

Underlying operating profit at constant US Dollar/GBP exchange rates was up 2%. This was despite a £52m increase in repex in the first half, which represents the great majority of the expected full year increase. The total repex of £238m in the period (£186m last year) is fully expensed for accounting (and taxation) purposes. However, for regulatory purposes, half of the regulatory allowance for repex is recovered in current revenues and half is added to the regulatory asset base. The effect of removing half of the repex, net of tax, from earnings is equivalent to increasing earnings per share by 2.7p in the current period (2.1p in the prior period).

We reduced net interest expense by £33m to £377m, despite an increase in interest rates during the period, primarily by refinancing and continued active management of the debt book, lower average net debt during the period and the weaker US Dollar.

Underlying profit before tax was up 10% from £359m to £394m on a constant currency basis, and up 6% from £373m on an actual exchange rate basis.

The tax charge on underlying profit for the period was £100m, representing an effective tax rate of 25%.

Underlying earnings were £296m, up from £267m last year. Underlying earnings per share were up 10% to 9.6p from 8.7p last year.

The period-on-period weakness in the US Dollar means that last year's underlying operating profit was £30m higher than on a constant currency basis but, after interest and tax, the net impact on underlying earnings was £9m.

There were net exceptional charges (including both operating and non-operating exceptional items) totalling £58m before tax, comprising:

  Restructuring costs of £91m (£67m after tax) relating to planned cost reduction programmes, the gas distribution network sales and the integration of Gridcom and Crown Castle, less
  Gains on sales of property and businesses of £33m before and after tax.

After exceptional items and goodwill amortisation, basic earnings per share were 7.0p, down from 12.6p last year, when we had a significant net exceptional gain arising from the settlement of the Energis-related EPIC bond, which enhanced last year's earnings per share by 7.4p.

We maintained our high levels of investment in the business, with capital expenditure for the period, including capitalised interest, of £662m, compared with £723m last year.

The Group has consistently generated strong cashflow. Underlying cashflow from operations for the period of £988m (of which £387m came from our US businesses) up 6% from £932m last year.

Group net debt was £14.5bn at 30 September 2004, up £1.9bn from 31 March 2004, reflecting the £1.1bn acquisition of Crown Castle UK, the normal first half seasonal cash outflow and some strengthening of the US Dollar since 31 March 2004.

An interim dividend of 8.5p per ordinary share ($0.7865 per American Depositary Share (ADS)) will be paid on 24 January 2005 to shareholders on the register on 3 December 2004.

Note A: In our 2003/04 full year results, we indicated that we would implement FRS20 (Share-based Payment) and provided information on the expected financial impact. We have now implemented FRS20. In addition, to align with our presentation of the full year results for 2003/04, we have reclassified certain losses on the disposal of tangible fixed assets in the prior half year from exceptional items and included them within the depreciation charge. All comparisons in this statement are against the restated figures for the prior period. Further detail is provided in Note 1.

Note B: "Underlying business results" represent the primary measures used by the Board and are presented before goodwill amortisation and exceptional items. The Board believes that exclusion of these items provides a better comparison of results. Unless otherwise stated, all financial commentaries in this announcement are on an "underlying business results" basis and are preceded by the prefix "underlying". Reconciliations of these measures to statutory measures are provided in the Group Profit & Loss Account, Notes 6(a) and 6(b), and the Group Cash Flow Statement. Further detail is provided on our website (www.ngtgroup.com).

Note C: "Constant currency basis" refers to reporting of the actual 2004 first half underlying business results against the 2003 first half results which, in respect of any US$ currency denominated activity, have been translated using the average US$ exchange rate for the six months ended 30 September 2004.

REVIEW OF OPERATIONS

ELECTRICITY AND GAS TRANSMISSION

Six months ended 30 September	2004 (£m)	2003 (£m) (restated)	% Change
Underlying operating profit
UK Electricity Transmission	283	258	10
UK Gas Transmission	82	119	(31)
UK Electricity & Gas Transmission	365	377	(3)

US Electricity Transmission
- constant currency basis	65	63	3
- actual exchange rate	65	70	(7)

Underlying operating profit from UK electricity transmission was up £25m (10%) at £283m compared with £258m last year. This primarily reflects the expected beneficial impact from the new connections charging reform ("Plugs") of £16m and timing effects of transmission operator revenue which was under-collected last year (£14m), offset by £5m of higher electricity pension charges.

Underlying operating profit from UK gas transmission was down £37m (31%), although this primarily reflects a timing difference of £26m in lower income from capacity auctions that will be recovered in the second half of the year. The remainder of the variance mainly reflects a one-off benefit in gas shrinkage costs in 2003/04 of £9m.

In UK electricity transmission, we have been appointed as Great Britain System Operator and expect that the British Electricity Transmission and Trading Arrangements (BETTA) will be implemented in April 2005, expanding our System Operator role into Scotland. Furthermore, as the proportion of renewable generation and imports of both gas and LNG increase, we anticipate additional opportunities to invest in our UK transmission networks.

In the US, our transmission business delivered underlying operating profit of £65m, up 3% on last year on a constant currency basis.

In New England, we are working with other transmission owners to implement the recently approved Regional Transmission Organisation ("RTO") and have filed with FERC requesting an increased return on equity for both existing operations and new transmission investment. GridAmerica has had a very successful first year of operations and is already bringing greater independence, coordination and efficiency to transmission in the Midwest.

UK GAS DISTRIBUTION

Six months ended 30 September	2004 (£m)	2003 (£m) (restated)	% Change

Underlying operating profit	18	38	(53)
Replacement expenditure	238	186	28

Underlying operating profit from UK gas distribution was £18m, compared with £38m in the same period last year, primarily because the great majority (£52m) of the planned year-on-year increase in repex was undertaken in the first half. This was only partially offset by an increase in formula income driven by increased underlying volumes and colder weather than last year.

Although colder than last year, the weather during the period was actually much warmer than normal and revenues would have been some £30m higher if seasonal normal temperatures had prevailed. Generally, the financial performance of this business is heavily weighted towards the second half, due to the seasonality of gas consumption.

As announced on 31 August 2004, we have reached agreement to sell four of our eight UK gas distribution networks. We are making good progress with the required regulatory approvals and expect the transactions to complete in the second calendar quarter of 2005.

The reshaped business distributes gas to more than 11 million consumers, including those in the cities of London, Birmingham, Manchester and Liverpool, with a more densely populated network covering just over a quarter of Great Britain. We expect that this will enable us to deliver our "Way Ahead" programme more effectively and continue to define the new efficiency frontier for UK gas distribution. Following the sales announcement, we immediately moved into the next implementation phase of the "Way Ahead". The management team has been appointed and we have scheduled the office closures required to move towards a centralised business model that will enable us better to exploit best practice and operational synergies. We are also making excellent progress in developing our new contractor alliances in order to deliver our replacement expenditure programme more effectively.

US ELECTRICITY AND GAS DISTRIBUTION

Six months ended 30 September	2004 (£m)	2003 (£m)	% Change

Underlying operating profit (constant currency basis)
- electricity distribution (excl stranded costs)	154	140	10
- gas distribution	16	6	167
	170	146	16
- stranded costs	53	52	2
	223	198	13

Underlying operating profit (actual exchange rate)
- electricity distribution (excl stranded costs)	154	156	(1)
- gas distribution	16	7	129
	170	163	4
- stranded costs	53	58	(9)
	223	221	1

The performance of our US electricity and gas distribution business has been particularly strong. Despite the impact of a cool summer, underlying operating profit (excluding stranded cost recovery) increased by £24m (16%) in the period on a constant currency basis to £170m.

Weather adjusted electricity distribution volume growth remains strong at 3% overall.

We have reduced our distribution controllable costs by £25m since last year, reflecting the effects of reductions in headcount and programmes for the management of bad debt. US controllable costs (including transmission) are now 15% below their March 2002 level in real terms.

We have reached agreement on a new 42 month contract with our labour union in New York. Together with last year's agreement with our New England unions, this will enable us to increase productivity still further through more efficient working practices alongside additional benefits in terms of safety and service standards.

In Rhode Island, we have successfully completed the interim review of our regulatory rate plan, delivering immediate customer benefits whilst retaining a return on equity, including incentives, approaching 12%. The agreement allows us to retain our share of earned savings until 2019, in line with our original agreement, with the opportunity to deliver further customer benefits and shareholder value from further outperformance.

WIRELESS INFRASTRUCTURE AND OTHER ACTIVITIES

Six months ended 30 September	2004 (£m)	2003 (£m) (restated)	% Change

Underlying operating profit
Wireless infrastructure business	9	2	350
Other activities (including joint ventures)	91	75	21

Wireless infrastructure business

We completed the acquisition of Crown Castle UK on 31 August 2004. The business is performing in line with our expectations and, with new mobile operator leases adding to recurring revenues, it is on track to deliver good profit growth. We remain confident of achieving our integration savings of £18m on an annualised basis by March 2006 and expect to deliver more than half this target by March 2005.

With one month's contribution from Crown Castle UK and improved performances at Gridcom's UK and US businesses, underlying operating profit in this business was £9m, up from £2m last year.

Other activities

Across our other activities (including joint ventures), underlying operating profit for the period was £91m, up from £75m last year. This reflects particularly strong first half sales of property stock by SecondSite and the elimination of losses at Fulcrum Connections, partially offset by the expected impact of the new pricing structure of our contracts with gas suppliers within our Metering business.

We continue to make good progress on construction of our LNG import terminal at the Isle of Grain and the Basslink project in Australia. These projects are expected to be ready for service as planned during 2005. We have also received planning permission to extend the Grain LNG import facility and are actively assessing market interest in potential expansion.

PENSIONS

We have completed the annual assessment of the Lattice Group Pension Scheme as agreed with the trustees last year. This is less extensive than a formal valuation and shows a funding deficit, net of tax, in the range of £400m - £500m at 31 March 2004.

A new three-yearly actuarial valuation for the National Grid Pension Scheme has been carried out and shows a funding deficit, net of tax, of £190m. We are in discussions with the trustees with a view to deferring deficit contributions until 2007.

The SSAP24 charges (including interest) for the period for the Lattice Group and National Grid pension schemes were £56m (2003 £73m) and £18m (2003 £4m) respectively.

BOARD CHANGES

As previously announced, Rick Sergel retired from the Board on 26 July 2004 and has been replaced by Mike Jesanis. Following James Ross' retirement on 21 October 2004, Ken Harvey is now the Senior Independent Director.

OUTLOOK, RETURN OF VALUE AND DIVIDEND POLICY

Continued strong operational performance across our businesses in both the UK and the US underpins our confidence in the prospects for the Group. We are confident of achieving our targeted reductions in controllable costs across our businesses and of availing ourselves of the increasing opportunities for investment for growth.

With the sales of the four UK gas distribution networks scheduled for completion in the second calendar quarter of 2005, we expect to deliver the return of £2bn to shareholders during the summer of 2005. We expect this return of value to be by way of a B-share scheme, followed by a share consolidation. This will provide shareholders with the choice of receiving the return as a dividend or through the repurchase of B-shares.

As previously announced, we intend to raise the total dividend for the year by 20% to 23.7p, subject to completion of the network sales process, and expect that this increase over our previously stated policy will be paid as part of the final dividend. An interim dividend of 8.5p per ordinary share ($0.7865 per American Depositary Share (ADS)) will be paid on 24 January 2005 to shareholders on the register on 3 December 2004, representing a 7% increase on the interim dividend paid in the last financial year. Looking ahead, we continue to aim to increase dividends per ordinary share expressed in sterling by 7% in each financial year up to 31 March 2008.

CONTACT DETAILS

National Grid Transco:

Investors
Alexandra Lewis	+44 (0)20 7004 3170	+44 (0)7768 554879(m)
Terry McCormick	+44 (0)20 7004 3171	+44 (0)7768 045139(m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7768 555641(m)
Bob Seega (US)	+1 508 389 2598

Media
Clive Hawkins	+44 (0)20 7004 3147	+44 (0) 7836 357173(m)

Citigate Dewe Rogerson	+44 (0)20 7638 9571
Anthony Carlisle	+44 (0)7973 611888(m)

An analyst presentation will be held at Merrill Lynch, The King Edward Hall, 2 King Edward Street, London, EC1A 1HQ at 8:45 am (UK time) today.

Live telephone coverage of analyst presentation - password National Grid Transco

Dial in number	+44 (0) 20 7081 9429
US call in number	+1 800 897 3150

Telephone replay of the analyst presentation (available until 2 December 2004)

Dial in number	+ 44 (0) 20 7081 9440
Account number	869 448
Recording number	265 426

Live webcast of presentation will also be available at www.ngtgroup.com

Photographs are available on www.newscast.co.uk

Cautionary statement

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Because these forward-looking statements are subject to assumptions, risks and uncertainties, actual future results may differ materially from those expressed in or implied by such statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid Transco's ability to control or estimate precisely, such as delays in obtaining, or adverse conditions contained in, regulatory approvals, competition and industry restructuring, changes in economic conditions, currency fluctuations, changes in interest and tax rates, changes in energy market prices, changes in historical weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, technological developments, the failure to retain key management, the availability of new acquisition opportunities or the timing and success of future acquisition opportunities. Other factors that could cause actual results to differ materially from those described in this announcement include the ability to integrate the US and UK businesses acquired by or merged with National Grid Transco or to continue to realise the expected synergies from such integrations, the failure for any reason to achieve reductions in costs or to achieve operational efficiencies, unseasonable weather impacting on demand for electricity and gas, the behaviour of UK electricity market participants on system balancing, the timing of amendments in prices to shippers in the UK gas market, the performance of National Grid Transco's pension schemes and the regulatory treatment of pension costs, the impact of the proposed disposal by National Grid Transco of 4 of its UK gas distribution networks and any adverse consequences arising from outages on or otherwise affecting energy networks owned and/or operated by National Grid Transco. For a more detailed description of these assumptions, risks and uncertainties, together with any other risk factors, please see National Grid Transco's filings with the United States Securities and Exchange Commission (and in particular the "Risk Factors" and "Operating and Financial Review" sections in its most recent annual report on Form 20-F). Recipients are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. National Grid Transco does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement.

GROUP PROFIT AND LOSS ACCOUNT FOR THE SIX MONTHS ENDED 30 SEPTEMBER		2004	2003 (restated)	Year ended 31 March 2004 (restated)
	Notes	£m	£m	£m
		===========	===========	===========
Group turnover - continuing operations before acquisition	2a	3,760	4,029	8,875
Group turnover - acquisition	2a	22	-	-
		-----------------	-----------------	-----------------
Group turnover - continuing operations		3,782	4,029	8,875
Group turnover - discontinued operations	2a	-	158	158
		-----------------	-----------------	-----------------
Group turnover		3,782	4,187	9,033
Operating costs		(3,153)	(3,609)	(7,203)
		-----------------	-----------------	-----------------
Operating profit of Group undertakings - continuing operations before acquisition	2c	624	578	1,830
Operating profit of Group undertakings - acquisition	2c	5	-	-
		-----------------	-----------------	-----------------
Operating profit of Group undertakings - continuing operations		629	578	1,830
		-----------------	-----------------	-----------------

Share of joint ventures' operating profit - continuing operations	2c	3	4	7
Share of joint ventures' operating profit - discontinued operations	2c	1	1	-
		-----------------	-----------------	-----------------
Share of joint ventures' operating profit		4	5	7
		-----------------	-----------------	-----------------
Operating profit
- Before exceptional items and goodwill amortisation	2b	771	783	2,213
- Exceptional items	3a	(91)	(150)	(277)
- Goodwill amortisation		(47)	(50)	(99)
		-----------------	-----------------	-----------------
Total operating profit		633	583	1,837

Non-operating exceptional items	3b	33	266	322
Net interest	4	(377)	(410)	(822)
		-----------------	-----------------	-----------------
Profit on ordinary activities before taxation
- Before exceptional items and goodwill amortisation	6a	394	373	1,391
- Exceptional items and goodwill amortisation		(105)	66	(54)
		-----------------	-----------------	-----------------
		289	439	1,337
Taxation
- Excluding exceptional items	5	(100)	(102)	(350)
- Exceptional items		24	54	89
		-----------------	-----------------	-----------------
		(76)	(48)	(261)
		-----------------	-----------------	-----------------
Profit on ordinary activities after taxation		213	391	1,076
Minority interests		2	(4)	(2)
		-----------------	-----------------	-----------------
Profit for the period
- Before exceptional items and goodwill amortisation	6b	296	267	1,039
- Exceptional items and goodwill amortisation		(81)	120	35
		-----------------	-----------------	-----------------
		215	387	1,074
Dividends	7	(262)	(243)	(609)
		-----------------	-----------------	-----------------
(Loss)/profit transferred (from)/to profit and loss account reserve		(47)	144	465
		===========	===========	===========

EARNINGS AND DIVIDENDS PER ORDINARY SHARE FOR THE SIX MONTHS ENDED 30 SEPTEMBER		2004	2003 (restated)	Year ended 31 March 2004 (restated)
	Notes	pence	pence	pence
		===========	===========	===========
Basic (including exceptional items and goodwill amortisation)	6b	7.0	12.6	35.0
Adjusted basic (excluding exceptional items and goodwill amortisation)	6b	9.6	8.7	33.8
		===========	===========	===========
Dividends per ordinary share	7	8.5	7.91	19.78
		===========	===========	===========

GROUP STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES FOR THE SIX MONTHS ENDED 30 SEPTEMBER			Year ended 31 March
	2004	2003 (restated)	2004 (restated)
	£m	£m	£m
	===========	===========	===========
Profit for the period	215	387	1,074
Exchange adjustments	55	(171)	(417)
Tax on exchange adjustments	-	-	(12)
	-----------------	-----------------	-----------------
Total recognised gains and losses	270	216	645
	===========	===========	===========

GROUP BALANCE SHEET AT 30 SEPTEMBER		2004	2003 (restated)	At 31 March 2004 (restated)
	Note	£m	£m	£m
		===========	===========	===========
Fixed assets
Intangible assets		2,236	1,745	1,537
Tangible assets		17,554	16,845	16,706
Investments in joint ventures		19	41	19
Other investments		135	155	132
		-----------------	-----------------	-----------------
		19,944	18,786	18,394
		-----------------	-----------------	-----------------

Current assets
Stocks		158	190	91
Debtors (amounts falling due within one year)		1,563	1,729	1,588
Debtors (amounts falling due after more than one year)		2,692	3,040	2,708
Cash and investments		688	499	616
		-----------------	-----------------	-----------------
		5,101	5,458	5,003
Creditors (amounts falling due within one year)		(5,725)	(4,688)	(4,513)
		-----------------	-----------------	-----------------
Net current (liabilities)/assets		(624)	770	490
		-----------------	-----------------	-----------------
Total assets less current liabilities		19,320	19,556	18,884
Creditors (amounts falling due after more than one year)		(13,801)	(14,146)	(13,464)
Provisions for liabilities and charges		(4,224)	(4,244)	(4,149)
		-----------------	-----------------	-----------------
Net assets employed		1,295	1,166	1,271
		===========	===========	===========

Capital and reserves
Called up share capital		309	308	309
Share premium account		1,283	1,247	1,280
Other reserves		(4,974)	(4,996)	(4,983)
Profit and loss account		4,627	4,551	4,615
		-----------------	-----------------	-----------------
Equity shareholders' funds		1,245	1,110	1,221
Minority interests		50	56	50
		-----------------	-----------------	-----------------
Total shareholders' funds		1,295	1,166	1,271
		===========	===========	===========

Net debt included above	11	14,482	13,921	12,632
		-----------------	-----------------	-----------------

RECONCILIATION OF MOVEMENT IN EQUITY SHAREHOLDERS' FUNDS			Year ended 31 March
FOR THE SIX MONTHS ENDED 30 SEPTEMBER	2004	2003 (restated)	2004 (restated)
	£m	£m	£m
	===========	===========	===========
Profit for the period	215	387	1,074
Dividends	(262)	(243)	(609)
	-----------------	-----------------	-----------------
	(47)	144	465
Issue of ordinary shares	3	-	34
Movement in shares held by employee share trust	4	4	5
Employee share scheme awards	9	12	25
Exchange adjustments	55	(171)	(417)
Tax on exchange adjustments	-	-	(12)
	-----------------	-----------------	-----------------
Net increase/(decrease) in equity shareholders' funds	24	(11)	100
	-----------------	-----------------	-----------------
Opening shareholders' funds as previously reported	1,213	1,152	1,113
Restatement of opening equity shareholders' funds on adoption of UITF 38 (i)	-	(39)	-
Restatement of opening equity shareholders' funds on adoption of FRS 20 (ii)	8	8	8
	-----------------	-----------------	-----------------
Opening equity shareholders' funds as restated	1,221	1,121	1,121
	-----------------	-----------------	-----------------
Closing equity shareholders' funds	1,245	1,110	1,221
	===========	===========	===========

i) The Group adopted Urgent Issues Task Force (UITF) 38 "Accounting for ESOP trusts" at 31 March 2004. UITF 38 was not reflected in the Group's published results for the six months to 30 September 2003.
ii) During the six months ended 30 September 2004, the Group adopted Financial Reporting Standard (FRS) 20 "Share-based Payment".

Further details of restatements are given in note 1.

GROUP CASH FLOW STATEMENT FOR THE SIX MONTHS ENDED 30 SEPTEMBER		2004	2003	Year ended 31 March 2004
	Notes	£m	£m	£m
		===========	===========	===========
Net cash inflow from operating activities before exceptional items	9	988	932	3,058
Expenditure relating to exceptional items		(119)	(121)	(248)
		-----------------	-----------------	-----------------
Net cash inflow from operating activities		869	811	2,810

Dividends from joint ventures		3	2	8

Net cash outflow for returns on investments and servicing of finance		(381)	(335)	(692)

Taxation
Corporate tax (paid)/received		(125)	10	(18)

Capital expenditure and financial investment
Payments to acquire intangible and tangible fixed assets		(705)	(752)	(1,400)
Receipts from disposals of tangible fixed assets		16	64	146
		-----------------	-----------------	-----------------
Net cash outflow for capital expenditure and financial investment		(689)	(688)	(1,254)

Acquisitions and disposals
Payments to acquire subsidiary undertaking	8	(1,133)	-	-
Less: Cash acquired with subsidiary undertaking		29	-	-
		-----------------	-----------------	-----------------
		(1,104)	-	-
Payments to acquire investments		-	(27)	(26)
Receipts from disposals of investments		11	10	33
		-----------------	-----------------	-----------------
Net cash (outflow)/inflow from acquisitions and disposals		(1,093)	(17)	7

Equity dividends paid		(366)	(317)	(560)
		-----------------	-----------------	-----------------
Net cash (outflow)/inflow before the management of liquid resources and financing		(1,782)	(534)	301

Net cash (outflow)/inflow from the management of liquid resources	10	(107)	76	(48)

Financing
Issue of ordinary shares		3	-	38
Termination of cross currency swaps	10	-	148	148
Increase/(decrease) in borrowings	10	1,860	287	(426)
		-----------------	-----------------	-----------------
Net cash inflow/(outflow) from financing		1,863	435	(240)
		-----------------	-----------------	-----------------
Movement in cash and overdrafts	10	(26)	(23)	13
		===========	===========	===========

NOTES TO THE ACCOUNTS

1. Basis of preparation

The financial information contained in this announcement has been prepared on the basis of the accounting policies set out in the National Grid Transco Annual Report and Accounts for the year ended 31 March 2004 except as described below, and does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985. The financial information in respect of the year ended 31 March 2004 has been derived from the statutory accounts for the year ended 31 March 2004, which have been delivered to the Registrar of Companies. The auditors' report on those statutory accounts was unqualified and did not contain a statement under Section 237(2) or (3) of the Companies Act 1985. The financial information in respect of the six months ended 30 September 2004 is unaudited but has been reviewed by the auditors and their report is attached to this document.

New accounting standards and changes in presentation

Adoption of Financial Reporting Standard (FRS) 20
During the year the company adopted FRS 20 "Share-based Payment". The adoption of the standard constitutes a change in accounting policy and therefore the impact has been reflected as a prior year adjustment in accordance with FRS 3 "Reporting Financial Performance".

The standard requires that where shares or rights to shares are granted to third parties, including employees, a charge should be recognised in the profit and loss account based on the fair value of the shares at the date the grant of shares or right to shares is made.

Adoption of Urgent Issues Task Force (UITF) 38
At 31 March 2004 the company adopted UITF 38 "Accounting for ESOP trusts". The adoption of this standard constituted a change in accounting policy and was accounted for as a prior year adjustment in accordance with FRS 3. The effect of adoption of this standard was reflected in the accounts for the year ended 31 March 2004. In respect of the six months ended 30 September 2003, the effect of adoption is described below.

At 30 September 2003 the Group reported £39m of own shares within fixed asset investments. On adoption of UITF 38, the own shares have been transferred from fixed asset investments into the profit and loss account reserve. The adoption of UITF 38 has resulted in a decrease in net assets of £39m at 30 September 2003.

Changes in presentation
To align with the treatment adopted in presenting the results for the year ended 31 March 2004, certain losses on disposal of tangible fixed assets have been reclassified for the six months ended 30 September 2003 from exceptional items to depreciation.

The effect of the adoption of these accounting standards and the reclassification of certain losses on disposal of tangible fixed assets is as follows:

Six months ended 30 September 2003
	Operating profit		Profit for the period		Net assets employed
	Before exceptional items and goodwill amortisation	After exceptional items and goodwill amortisation	Before exceptional items and goodwill amortisation	After exceptional items and goodwill amortisation
	£m	£m	£m	£m	£m
As previously reported	815	595	299	399	1,197
Impact of FRS 20	(12)	(12)	(12)	(12)	8
Impact of UITF 38	-	-	-	-	(39)
Certain losses on disposal of tangible fixed assets reclassified to depreciation	(20)	-	(20)	-	-
As restated	783	583	267	387	1,166

Year ended 31 March 2004
	Operating profit		Profit for the year		Net assets employed
	Before exceptional items and goodwill amortisation	After exceptional items and goodwill amortisation	Before exceptional items and goodwill amortisation	After exceptional items and goodwill amortisation
	£m	£m	£m	£m	£m
As previously reported	2,238	1,862	1,064	1,099	1,263
Impact of FRS 20	(25)	(25)	(25)	(25)	8
As restated	2,213	1,837	1,039	1,074	1,271

This interim results announcement was approved by the Board of Directors on 17 November 2004.

2. Segmental analysis

Segmental information is presented in accordance with the management responsibilities and economic characteristics of the Group's business activities. As a result of the acquisition of Crown Castle UK as described in note 8, a new business segment has been presented for the first time. The results of Crown Castle UK have been combined with similar activities of the existing operations of the Group and presented as a new segment shown as "Wireless infrastructure" below. The related comparative numbers of this segment were previously included within "Other activities".

a) Group turnover

Six months ended 30 September	2004	2003 (restated)	Year ended 31 March 2004 (restated)
	£m	£m	£m
	===========	===========	===========
Continuing operations
UK gas distribution	812	764	2,245
UK electricity and gas transmission	870	867	1,867
US electricity transmission	146	160	318
US electricity distribution	1,576	1,838	3,537
US gas distribution	130	162	464
Wireless infrastructure	52	30	72
Other activities	430	394	834
Sales between businesses	(234)	(186)	(462)
	-----------------	-----------------	-----------------
	3,782	4,029	8,875

Discontinued operations	-	158	158
	-----------------	-----------------	-----------------
	3,782	4,187	9,033
	===========	==========	==========

Geographical analysis
UK	1,936	2,033	4,736
US	1,846	2,154	4,297
	-----------------	-----------------	-----------------
	3,782	4,187	9,033
	===========	===========	===========

Continuing operations of Group undertakings comprise:
Existing business	3,760	4,029	8,875
Acquisition (Crown Castle UK)	22	-	-
	-----------------	-----------------	-----------------
	3,782	4,029	8,875
	===========	===========	===========

2. Segmental analysis (continued)

b) Operating profit - before exceptional items and goodwill amortisation

Six months ended 30 September	2004	2003 (restated)	Year ended 31 March 2004 (restated)
	£m	£m	£m
	===========	===========	===========
Group undertakings - continuing operations
UK gas distribution	18	38	716
UK electricity and gas transmission	365	377	759
US electricity transmission	65	70	133
US electricity distribution	207	214	448
US gas distribution	16	7	48
Wireless infrastructure	9	2	6
Other activities	87	70	96
	-----------------	-----------------	-----------------
Operating profit of Group undertakings	767	778	2,206
	-----------------	-----------------	-----------------

Joint ventures - continuing operations
Electricity activities	3	4	7

Joint ventures - discontinued operations	1	1	-
	-----------------	-----------------	-----------------
Operating profit of joint ventures	4	5	7
	-----------------	-----------------	-----------------
Total operating profit	771	783	2,213
	===========	===========	===========

Geographical analysis
UK	477	485	1,576
US	290	293	631
Rest of the World	4	5	6
	-----------------	-----------------	-----------------
	771	783	2,213
	===========	===========	===========

Continuing operations of Group undertakings comprise:
Existing business	762	778	2,206
Acquisition (Crown Castle UK)	5	-	-
	-----------------	-----------------	-----------------
	767	778	2,206
	===========	===========	===========

2. Segmental analysis (continued)

c) Operating profit - after exceptional items and goodwill amortisation

Six months ended 30 September	2004	2003 (restated)	Year ended 31 March 2004 (restated)
	£m	£m	£m
	===========	===========	===========
Group undertakings - continuing operations
UK gas distribution	(51)	(1)	627
UK electricity and gas transmission	365	369	745
US electricity transmission	54	51	105
US electricity distribution	162	97	293
US gas distribution	12	2	37
Wireless infrastructure	1	(1)	(6)
Other activities	86	61	29
	-----------------	-----------------	-----------------
Operating profit of Group undertakings	629	578	1,830
	-----------------	-----------------	-----------------

Joint ventures - continuing operations
Electricity activities	3	4	7

Joint ventures - discontinued operations	1	1	-
	-----------------	-----------------	-----------------
Operating profit of joint ventures	4	5	7
	-----------------	-----------------	-----------------
Total operating profit	633	583	1,837
	===========	===========	===========

Geographical analysis
UK	401	430	1,416
US	228	148	415
Rest of the World	4	5	6
	-----------------	-----------------	-----------------
	633	583	1,837
	===========	===========	===========

Continuing operations of Group undertakings comprise:
Existing business	624	578	1,830
Acquisition (Crown Castle UK)	5	-	-
	-----------------	-----------------	-----------------
	629	578	1,830
	===========	===========	===========

3. Exceptional items

a) Operating
Six months ended 30 September	2004	2003 (restated)	Year ended 31 March 2004
	£m	£m	£m
	===========	===========	===========
Continuing operations
Restructuring costs (i)	91	150	249
Environmental provision (ii)	-	-	28
	-----------------	-----------------	-----------------
Total operating exceptional items	91	150	277
	===========	===========	===========

i) Restructuring costs relate to costs incurred in planned cost reduction programmes in the UK and US businesses (30 September 2004: £67m after tax, 30 September 2003: £96m after tax, 31 March 2004: £170m after tax). Restructuring costs include £39m of costs associated with the proposed disposal of UK-based distribution networks (30 September 2003: £nil, 31 March 2004: £24m) and £6 million (30 September 2003: £nil, 31 March 2004: £nil) relating to the integration of Gridcom and Crown Castle UK.
ii) Following completion of site investigations in the UK during the year ended 31 March 2004, the environmental obligations in respect of those sites were adjusted resulting in the recognition of an additional charge for that year of £28m (£28m after tax).

b) Non-operating
Six months ended 30 September	2004	2003	Year ended 31 March 2004
	£m	£m	£m
	===========	===========	===========
Continuing operations
Profit on disposal of tangible fixed assets (iii)	(20)	(40)	(96)
	-----------------	-----------------	-----------------
	(20)	(40)	(96)
	-----------------	-----------------	-----------------
Discontinued operations
Gain on assets held for exchange (iv)	-	(226)	(226)
Profit on sale or termination of operations (v)	(13)	-	-
	-----------------	-----------------	-----------------
	(13)	(226)	(226)
	-----------------	-----------------	-----------------
Total non-operating exceptional items	(33)	(266)	(322)
	===========	===========	===========

iii) The after tax profit on disposal of tangible fixed assets was £20m (30 September 2003: £40m, 31 March 2004: £96m).
iv) The gain on assets held for exchange related to the profit recognised on Energis shares delivered to Equity Plus Income Convertible Securities (EPICs) bondholders on 6 May 2003 in settlement of all EPICs outstanding at that date that had a carrying value of £243m. This transaction represented the culmination of a deferred sale arrangement entered into in February 1999. The after tax gain on assets held for exchange was £nil (30 September 2003: £226m, 31 March 2004: £226m).
v) The credit for the six months ended 30 September 2004 relates to the profit on sale of a joint venture investment in Compania Inversora En Transmicion Electrica CITELEC S.A. (£13m after tax).

4. Net interest

Six months ended 30 September	2004	2003	Year ended 31 March 2004
	£m	£m	£m
	===========	===========	===========
Interest payable and similar charges	428	460	920
Unwinding of discount on provisions	2	6	11
Interest capitalised	(31)	(26)	(55)
	-----------------	-----------------	-----------------
Interest payable and similar charges net of interest capitalised	399	440	876
Interest receivable and similar income	(32)	(37)	(58)
	-----------------	-----------------	-----------------
	367	403	818
Joint ventures	10	7	4
	-----------------	-----------------	-----------------
	377	410	822
	===========	===========	===========

5. Taxation

The tax charge of £100m (30 September 2003: £102m) on profit before taxation, excluding exceptional items and goodwill amortisation, for the six months ended 30 September 2004, is based on the estimated effective tax rate for the year ending 31 March 2005 of 25% (30 September 2003: 27%) excluding exceptional items, goodwill amortisation and prior year adjustments.

6. Adjusted profit on ordinary activities before taxation and earnings per ordinary share

a) Reconciliation of profit on ordinary activities before taxation to adjusted profit on ordinary activities before taxation

Six months ended 30 September	2004	2003 (restated)	Year ended 31 March 2004 (restated)
	£m	£m	£m
	===========	===========	===========
Profit on ordinary activities before taxation	289	439	1,337
Exceptional operating items (note 3(a))	91	150	277
Exceptional non-operating items (note 3(b))	(33)	(266)	(322)
Goodwill amortisation	47	50	99
	-----------------	-----------------	-----------------
Adjusted profit on ordinary activities before taxation	394	373	1,391
	===========	===========	===========

b) Earnings per share

	Six months ended 30 September 2004
			Weighted
	Earnings	Profit	average
	per	for the	number
	share	period	of shares
	pence	£m	million
	===========	===========	===========
Basic, including exceptional items and goodwill amortisation	7.0	215	3,080
Exceptional operating items (note 3(a))	3.0	91	-
Exceptional non-operating items (note 3(b))	(1.1)	(33)	-
Exceptional tax credit	(0.8)	(24)	-
Goodwill amortisation	1.5	47	-
	------------------	------------------	------------------
Adjusted basic, excluding exceptional items and goodwill amortisation	9.6	296	3,080
	===========	===========	===========

There is no material difference between basic and diluted earnings per share for the six months ended 30 September 2004.

	Six months ended 30 September 2003 (restated)
			Weighted
	Earnings	Profit	average
	per	for the	number
	share	period	of shares
	pence	£m	million
	===========	===========	===========
Basic, including exceptional items and goodwill amortisation	12.6	387	3,068
Exceptional operating items (note 3(a))	5.0	150	-
Exceptional non-operating items (note 3(b))	(8.7)	(266)	-
Exceptional tax credit	(1.8)	(54)	-
Goodwill amortisation	1.6	50	-
	------------------	------------------	------------------
Adjusted basic, excluding exceptional items and goodwill amortisation	8.7	267	3,068
	===========	===========	===========

There is no material difference between basic and diluted earnings per share for the six months ended 30 September 2003.

6. Adjusted profit on ordinary activities before taxation and earnings per ordinary share (continued)

b) Earnings per share (continued)

	Year ended 31 March 2004 (restated)
			Weighted
	Earnings	Profit	average
	per	for the	number
	share	year	of shares
	pence	£m	million
	===========	===========	===========
Basic, including exceptional items and goodwill amortisation	35.0	1,074	3,070
Exceptional operating items (note 3(a))	9.0	277	-
Exceptional non-operating items (note 3(b))	(10.5)	(322)	-
Exceptional tax credit	(2.9)	(89)	-
Goodwill amortisation	3.2	99	-
	------------------	------------------	------------------
Adjusted basic, excluding exceptional items and goodwill amortisation	33.8	1,039	3,070
Dilutive impact of employee share options	(0.1)	-	7
	------------------	------------------	------------------
Adjusted diluted, excluding exceptional items and goodwill amortisation	33.7	1,039	3,077
Exceptional operating items (note 3(a))	(9.0)	(277)	-
Exceptional non-operating items (note 3(b))	10.5	322	-
Exceptional tax credit	2.9	89	-
Goodwill amortisation	(3.2)	(99)	-
	------------------	------------------	------------------
Diluted, including exceptional items and goodwill amortisation	34.9	1,074	3,077
	===========	===========	===========

7. Dividends

The interim dividend of 8.5p per ordinary share (six months ended 30 September 2003: 7.91p) will be paid on 24 January 2005 to shareholders on the register on 3 December 2004.

8. Acquisition of Crown Castle UK

On 31 August 2004, the Group acquired Crown Castle UK from Crown Castle International Corp. for consideration of £1,145m (including £14m of costs), of which £1,133m had been paid as at 30 September 2004. A provisional fair value of £426m has been ascribed to the net assets acquired, resulting in provisional goodwill of £719m being recognised, which will be amortised over 20 years.

9. Reconciliation of operating profit to net cash inflow from operating activities before exceptional items

Six months ended 30 September	2004	2003 (restated)	Year ended 31 March 2004 (restated)
	£m	£m	£m
	===========	===========	===========
Operating profit of Group undertakings	629	578	1,830
Group exceptional operating items	91	150	277
Depreciation and amortisation	554	553	1,117
Increase in working capital	(296)	(254)	(96)
Increase/(decrease) in provisions	1	(107)	(95)
Other non-cash flows	9	12	25
	-----------------	-----------------	-----------------
Net cash inflow from operating activities before exceptional items	988	932	3,058
	===========	===========	===========

10. Reconciliation of net cash flow to movement in net debt

Six months ended 30 September	2004	2003	Year ended 31 March 2004
	£m	£m	£m
	===========	===========	===========
Movement in cash and overdrafts	(26)	(23)	13
Net cash outflow/(inflow) from the management of liquid resources	107	(76)	48
(Increase)/decrease in borrowings	(1,860)	(287)	426
	----------------	-----------------	-----------------
Change in net debt resulting from cash flows	(1,779)	(386)	487
Exchange adjustments	(69)	111	534
Settlement of EPICs (see note 3(b)(iv))	-	243	243
Other non-cash movements	(2)	(11)	(18)
	-----------------	-----------------	-----------------
Movement in net debt in the period	(1,850)	(43)	1,246
Net debt at start of period	(12,632)	(13,878)	(13,878)
	-----------------	-----------------	-----------------
Net debt at end of period	(14,482)	(13,921)	(12,632)
	===========	===========	===========

During the six months ended 30 September 2003 and the year ended 31 March 2004 certain cross currency swaps were terminated and £209m of cash was received. £61m of this cash flow has been reported in both periods within the total of net cash outflow for returns on investments and servicing of finance amounting to £(335)m and £(692)m respectively and £148m has been reported within net cash inflow/(outflow) from financing for both periods. Termination of these cross currency swaps also necessitated a retranslation of Euro denominated debt at new swapped rates amounting to £(140)m, which is reported within the net exchange adjustments of £111m and £534m above.

11. Net debt

At 30 September	2004	2003	At 31 March 2004
	£m	£m	£m
	===========	===========	===========
Cash and investments	688	499	616
Short-term debt including bank overdrafts	(3,333)	(2,289)	(1,706)
Long-term debt	(11,837)	(12,131)	(11,542)
	-----------------	-----------------	-----------------
	(14,482)	(13,921)	(12,632)
	===========	===========	===========

12. Exchange rates

The Group's results are affected by the exchange rates used to translate the results of its US operations and US dollar transactions. The US dollar to sterling exchange rates used were:

30 September	2004	2003	31 March 2004
	===========	===========	===========
Closing rate applied at period end	1.80	1.67	1.83
Average rate applied for the period	1.80	1.62	1.68
	===========	===========	===========

13. Differences between UK and US Generally Accepted Accounting Principles ("GAAP")

a) Reconciliation of net income to US GAAP

The following is a summary of the material adjustments to net income that would have been required if US GAAP had been applied instead of UK GAAP.

Six months ended 30 September	2004	2003 (restated)	Year ended 31 March 2004 (restated)
	£m	£m	£m
	===========	===========	===========
Net income under UK GAAP	215	387	1,074
	-----------------	-----------------	-----------------
Adjustments to conform with US GAAP
Deferred taxation	(46)	(11)	(24)
Pensions	28	3	7
Fixed assets - purchase of Lattice	(175)	(181)	(364)
Impairment of Advantica - goodwill and other intangible assets	-	-	(31)
Replacement expenditure (net of depreciation)	230	186	383
Financial instruments	47	(87)	82
Carrying value of EPICs liability	-	(226)	(226)
Severance and integration costs	13	80	-
Recognition of income	13	15	(9)
Goodwill	47	50	99
Restructuring - purchase of Lattice	1	-	2
Share of joint ventures' adjustments	-	(7)	-
Other	(8)	7	5
	-----------------	-----------------	-----------------
Total US GAAP adjustments	150	(171)	(76)
	-----------------	-----------------	-----------------
Net income under US GAAP	365	216	998
	===========	===========	===========
Basic earnings per share - US GAAP	11.8p	7.0p	32.5p
Diluted earnings per share - US GAAP	11.8p	7.0p	32.4p
	===========	===========	===========

13. Differences between UK and US Generally Accepted Accounting Principles ("GAAP") (continued)

b) Reconciliation of equity shareholders' funds to US GAAP

The following is a summary of the material adjustments to equity shareholders' funds that would have been required if US GAAP had been applied instead of UK GAAP.

	At 30 September 2004	At 31 March 2004 (restated)
	£m	£m
	===========	===========
Equity shareholders' funds under UK GAAP	1,245	1,221
	-----------------	-----------------
Adjustments to conform with US GAAP
Deferred taxation	(1,921)	(1,876)
Pensions	(1,065)	(1,069)
Ordinary dividends	262	366
Tangible fixed assets - reversal of partial release of impairment provision	(31)	(32)
Fixed assets - impact of Lattice purchase accounting and replacement expenditure	7,373	7,318
Financial instruments	(228)	(285)
Severance liabilities	3	3
Recognition of income	(22)	(35)
Regulatory assets	155	128
Intangible assets and goodwill	4,115	4,065
Restructuring - purchase of Lattice	(3)	(4)
Other	37	21
	-----------------	-----------------
Total US GAAP adjustments	8,675	8,600
	-----------------	-----------------
Equity shareholders' funds under US GAAP	9,920	9,821
	===========	===========

Independent review report to National Grid Transco plc

Introduction

We have been instructed by the Company to review the financial information which comprises the Group Profit and Loss Account, Group Balance Sheet, Group Cash Flow Statement, Group Statement of Total Recognised Gains and Losses, Reconciliation of Movement in Equity Shareholders' Funds and notes 1 to 13. We have read the other information contained in the interim results statement and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim results statement, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Directors are responsible for preparing the interim results statement in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2004.

PricewaterhouseCoopers LLP
Chartered Accountants
London
17 November 2004

(a) The maintenance and integrity of the Company website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.
(b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.